Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
RESTRICTED STOCK AWARD: EXECUTIVE DIRECTORS
London, United Kingdom, 27 March 2009 — Randgold Resources Limited announces that in terms of the Randgold Resources Restricted Share Scheme and with the aim of bringing future awards in line with a three year vesting period, the following awards have been made to Dr D M Bristow:
•	An award of 40,000 restricted shares effective from 1 January 2009. Subject to the achievement of agreed performance conditions, two thirds of the award will vest on 1 January 2010 and the remaining third will vest on 1 January 2011. The price of the restricted stock was the Nasdaq Global Select Market closing price on 2 January 2009 of US$43.26, being the first day of trading after the award date.

•	An award of 40,000 restricted shares effective from 1 January 2009. Subject to the achievement of performance conditions, one third will vest on 1 January 2010, the second third will vest 1 January 2011 and the remaining third will vest on 1 January 2012. The price of the restricted stock was the Nasdaq Global Select Market closing price on 2 January 2009 of US$43.26, being the first day of trading after the award date.

•	An award of 40,000 restricted shares effective from 1 January 2010. Subject to the achievement of performance conditions, one third will vest on 1 January 2011, the second third will vest 1 January 2012 and the remaining third will vest on 1 January 2013. The price of the restricted stock will be the Nasdaq Global Select Market closing price on 2 January 2010 being the first day of trading after the award date.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288		Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com